Baxter International Inc. (BAX)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.
BAX Shareholder since 2011

Please vote for Proposal 7 – independent Board Chair
This proposal topic won our 54% support in 2020 in spite of management’s unfair 2020 proxy editing practices

Plus the 2020 proposal may have received 60% support from the shares that have access to independent proxy voting advice.

The management response to the 54% shareholder support is an in insult to shareholders.  Management refers shareholders to its vague useless guidelines, that it even lacked the courage to extract a few sentences from, that says that at some future date management will transition to a policy that merely aspires to have an independent board chair but has ample loopholes to not allow an independent board chairman for even a 24-hour stretch in a 10-year span.

Management formally petitioned the Securities and Exchange Commission for permission to skip this proposal 7 based on management’s vague useless guidelines. Management failed to convince SEC attorneys so management is now trying out its failed argument on shareholders.

Yes – Independent Board Chair – Proposal 7
Proposal topic won our 54% support in 2020

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Please vote for Proposal 6 – Shareholder Right to Act by Written Consent

Written consent is all the more important now with the transition to online shareholder meetings. With online shareholder meetings management is king. There is no deliberation and no discussion. The format is a shareholder question and a management response. The management response can be totally unrelated to the shareholder question. Then management can skip to another topic. The management proxy statement is out of touch and does not even address the rapid decline of in-person shareholder meetings.

Written consent is super democratic because a shareholder needs to do nothing and it automatically counts against a written consent campaign.

Written consent thrives on broad shareholder support since 51% of all shares in existence must approve. This can translate into 63% support from the shares that normally vote at our annual meeting.

Management claims that written consent can be misused but apparently management cannot come up with one real world example at a company as large as Baxter.

Management naively claims that shareholders can rely on the goodwill of management in order to have input. The rug can be pulled out fast from under any so-called management engagement program.

Yes – Shareholder Right to Act by Written Consent – Proposal 6

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.